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                                                                          (b)(i)

                                    AMENDMENT

                                TO THE BY-LAWS OF

                             PILGRIM MAYFLOWER TRUST

     On July 26, 2000, the Board of Trustees adopted the following amendment to the By-laws of Pilgrim Mayflower Trust. The amendment increases the length of time permitted between the record date and the shareholder meeting date from 60 to 90 days. Accordingly, the By-laws of Pilgrim Mayflower Trust are hereby amended to revise Section 3 of ARTICLE III, to read as follows:

     SECTION 3. Record Date For Meetings And Other Purposes. For the purpose of determining the Shareholders who are entitled to notice of and to vote at any meeting, or to participate in any distribution, or for the purpose of any other action, the Trustees may from time to time close the transfer books for such period, not exceeding thirty (30) days, as the Trustees may determine; or without closing the transfer books the Trustees may fix a date not more than ninety (90) days prior to the date of any meeting of Shareholders or distribution or other action as a record date for the determinations of the persons to be treated as Shareholders of record for such purposes, except for dividend payments which shall be governed by the Declaration.